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Washington, DC
November 28, 2005
Charito A. Mittelman, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	CRM Holdings, Ltd. Registration Statement on Form S-1 Amendment No. 1 filed November 8, 2005 Registration No. 333-128424
Dear Ms. Mittelman:
CRM Holdings, Ltd. (the “Company”) has requested that we respond to the staff’s comment letter, dated November 22, 2005, relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (No. 333-128424) filed on November 8, 2005 (the “Registration Statement”). On behalf of the Company, we wish to thank you and the other members of the Commission staff for the timely response to the Company’s request for comments.
The Company is submitting herewith Amendment No. 2 to the Registration Statement marked to show changes to the Registration Statement. The Company has complied to the best of its ability with the staff’s comments. The Company has responded to all of the staff’s comments either by amending the Registration Statement or by providing supplemental information as set forth herein.
If possible, the Company respectfully requests any further comments on the Company’s responses and the amended Registration Statement as soon as the Commission deems practicable as the Company desires to commence its roadshow during the week of December 5, 2005.
The Company’s responses to the comments in the staff’s letter are as follows:
General
1.	We note your response to prior comment 2. Considering that the restructuring is being conducted to facilitate the IPO, it appears that the transactions are for the same general purpose and a single plan of financing. Please provide further analysis of why the restructuring should not be integrated with the public offering. In your response, please also identify the LLC members that will receive common stock in the restructuring.
The Company believes that the restructuring is not for the same general purpose as the public offering and not part of a single plan of financing for the following reasons:

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Different general purpose; not a single plan of financing. The purpose of the restructuring is to combine the three operating companies under one holding company and to change the ultimate domicile of the operating companies. As demonstrated below, each of the existing shareholders of the operating companies will receive a percentage of the total number of common shares of the holding company that is precisely the same as such shareholder’s ownership of each of the operating companies. Thus, no transfer or realignment of economic interests results from the restructuring, and each shareholder will own precisely the same percentage of the same companies after the restructuring as it did before the restructuring, except that a new holding company with a different domicile, with no assets or liabilities other than the interests in the operating companies, will be inserted into the ownership structure.
Currently, the total issued and outstanding interests in the three operating companies are owned by the following existing shareholders in the following proportions:
Compensation Risk Managers, LLC (“CRM”)

Daniel G. Hickey, Sr.	23.75%
Daniel G. Hickey, Jr.	23.75%
Martin D. Rakoff	23.75%
Village Holdings, LLC	23.75%*
David Birsner	5.00%

*	Village Holdings, LLC is owned by Anthony Bottini, Jr., Mark Bottini, Brian L. Bottini, Sr., Louis J. Viglotti and Dominick Diaferia in equal proportions of 20% each; each of these individuals therefore indirectly owns 4.75% of CRM.
EIMAR, L.L.C. (“Eimar”)

Daniel G. Hickey, Sr.	23.75%
Daniel G. Hickey, Jr.	23.75%
Martin D. Rakoff	23.75%
Village Holdings, LLC	23.75%*
David Birsner	5.00%

*	Village Holdings, LLC is owned by Anthony Bottini, Jr., Mark Bottini, Brian L. Bottini, Sr., Louis J. Viglotti and Dominick Diaferia in equal proportions of 20% each; each of these individuals therefore indirectly owns 4.75% of Eimar.

Twin Bridges (Bermuda), Ltd. (“Twin Bridges”)

Daniel G. Hickey, Sr.	28,500 common shares (23.75%)
Daniel G. Hickey, Jr.	28,500 common shares (23.75%)
Martin D. Rakoff	28,500 common shares (23.75%)
Anthony Bottini, Jr.	5,700 common shares (4.75%)*
Mark Bottini	5,700 common shares (4.75%)*
Brian L. Bottini, Sr.	5,700 common shares (4.75%)*
Louis J. Viglotti	5,700 common shares (4.75%)*
Dominick Diaferia	5,700 common shares (4.75%)*
David Birsner	6,000 common shares (5.00%)

*	Totals 23.75% of Twin Bridges; the same percentage Village Holdings, LLC owns in CRM and Eimar.
After the restructuring, these existing shareholders will own common shares and non-voting class B shares of CRM Holdings, Ltd. in exactly the same economic proportions:
CRM Holdings, Ltd. (the “Company”)

Percentage of
outstanding shares
after the restructuring
Daniel G. Hickey, Sr.	23.75%
Daniel G. Hickey, Jr.	23.75%
Martin D. Rakoff	23.75%
Anthony Bottini, Jr.	4.75%
Mark Bottini	4.75%
Brian L. Bottini, Sr.	4.75%
Louis J. Viglotti	4.75%
Dominick Diaferia	4.75%
David Birsner	5.00%
Accordingly, the Company believes that the restructuring has no economic effect on any of the existing shareholders and its purpose is to combine the operating companies under one holding company with a change in ultimate domicile from the operating companies, while the purpose of the public offering is to raise cash, which shall be used to increase the capital and surplus of Twin Bridges, to pay down existing indebtedness and for general corporate purposes.
Founders and Accredited Investors. Each of the existing shareholders is an accredited investor and a founder of Eimar and Twin Bridges. A majority of the existing shareholders are founders of CRM and the remaining existing shareholders have held their interests in CRM for more than three years. In addition, many of the existing shareholders are involved in the management of the Company. In particular, Messrs. Daniel G. Hickey, Jr. and Martin D. Rakoff are Co-Chief Executive Officers of the Company and hold similar positions in CRM, CRM CA, Eimar and Twin Bridges. Messrs. Daniel G. Hickey, Sr. and

David M. Birsner are on the Company’s board of directors. Finally, Louis J. Viglotti, one of the five members of Village Holdings, LLC, is the chief legal officer for each of the Company, CRM, CRM CA, Eimar and Twin Bridges. As such, the Company believes that the existing shareholders do not require the protections of registration under the Securities Act of 1933, as amended, in order to receive shares in a holding company that will own the three operating companies they are contributing.
Summary
2.	We note your response to previous comment 7 and reissue the comment. The summary should contain a more balanced presentation of your business, with details off specific sources of revenue disclosed in the MD&A and Business sections. Please revise to provide the net income figures as previously requested or delete the disclosure.
The requested disclosure has been made in the summary.
3.	As a related matter, please briefly describe how the aggregate annualized premium amounts relate to the fees earned CRM so that investors can evaluate the relevance of the figures.
As requested, a description of how the aggregate annualized premium amounts relate to the fees earned has been added to the summary.
Operating Challenges, page 4
4.	Please advise us whether you expect to complete negotiations with New York Marine or some other insurer regarding a reinsurance agreement prior to effectiveness of the registration statement.
The Company has recently executed a term sheet with New York Marine & General with respect to the Company’s reinsurance of the excess coverage which New York Marine & General provides to the Company’s groups. The Company expects to execute a definitive agreement which will allow it to reinsure a larger portion of the excess coverage provided to its groups by New York Marine & General.
Strategy, page 4
5.	If available, please provide an estimate of the rate increase you anticipate for your operations in New York.
The requested disclosure has been added to read:
New York — We believe growth will result from recently approved rate increases, which we expect to average approximately 8% over all of our New York groups commencing in 2006 and, to a lesser extent, from an increase in membership in these groups.

We presently depend on page 11
6.	Please specify the material adverse effect to your business in the event you are unable to renew the reinsurance agreement. In particular, if the failure to renew would result in a cessation of your reinsurance business, please disclose the percentage this business represents of your overall revenues.
In response to this request, disclosure of the term sheet recently executed by the Company and New York Marine & General with respect to the Company’s reinsurance of the excess coverage which New York Marine & General provides to the Company’s groups, has been added. Furthermore, the percentage this business represents of the Company’s overall revenues, which for the nine months ended September 30, 2005 was approximately 17%, has also been added.
Our reinsurance business, page 14
7.	Please expand your response to previous comment 20 to briefly describe the regulatory approvals necessary to establish new groups in California.
The requested disclosure has been made.
Our revenues may decrease..., page 18
8.	We note your disclosure regarding the modification of your management agreement with HITNY. Please address this development in your MD&A and elsewhere in the prospectus where you discuss the outlook for your New York business, or advise us why you do not believe it is material.
The requested disclosure has been made.
Twin Bridges is subject to extensive regulation in Bermuda..., page 20
9.	In your response to previous comment 24, we note that Twin Bridges is subject to prior approval by the Bermuda Monetary Authority of “certain issuances and transfers of shares.” Please discuss the extent, if any, to which these prior approval requirements materially impact shareholders of CRM Holdings.
The requested disclosure has been made.
CRM Holdings could be considered..., page 21
10.	We note that you obtained an independent valuation from an appraisal firm. Please tell us what consideration you gave to naming them in the prospectus and providing the written consent of the third party under Securities Act Rule 436.
The Company commissioned an independent valuation from an appraisal firm with respect to the estimated value of the equity of CRM, CRM CA and Eimar, on the one hand, and the estimated value of the equity of Twin Bridges, on the other hand, for its internal purposes and to support its position in any discussions with the IRS. The terms of the engagement with the appraisal firm do not permit the Company to use the firm’s report for any other purpose. The appraisal firm is not referred to in the revised disclosure nor is the valuation quoted or summarized in the registration statement or prospectus. Accordingly, the Company believes the written consent of the appraisal firm need not be filed as an exhibit to the registration statement under Securities Act Rule 436.
Use of Proceeds, page 34
11.	In your response to previous comment 34, please expand to explain why you have estimated using $4.7 million to pay off a $3.5 million balance on your credit facility with Keybank. We note on page 45 that you intend to borrow from your credit facility to make a $1.2 million distribution to existing shareholders of unpaid profits and earnings. To the extent that the $1.2 million dollar distribution is related to the discrepancy noted above, please expand to explain that you are essentially using proceeds from the offering to pay the distribution to existing shareholders. Clarify also whether you will use proceeds from the offering to pay any tax indemnification amounts on those distributions.
The Distribution was made to the existing shareholders today from working capital. Any tax indemnification also will be made from working capital. Accordingly, proceeds from the offering will not be used to pay the Distribution, and no borrowings from the credit facility will be made to pay the Distribution. The disclosure in the registration statement has been corrected to reflect the foregoing.
Selected Combined and Pro Forma Financial Information, pages 37-43
12.	We have read and considered your response to comment 52. We noted on page 5 that you expect to pay the distributions to existing shareholders using the revolving credit facility, and you intend to pay the revolving credit facility from the proceeds received from the offering. We also note that dividends exceed earnings in the current year. Given these facts and circumstances, explain to us how you considered SAB Topic I B:3 as it relates to disclosing pro forma per share data giving the effect to the number of shares whose proceeds were to be used to pay the dividend.
The Company amended the wording in the summary as the Distribution was made from working capital and not from borrowings under the revolving credit facility.

The Company has considered SAB Topic IB:3 as it relates to dividends this year exceeding earnings in the current year. Accordingly, the Company calculated the number of additional shares whose proceeds are used to pay the excess dividends and included these shares in its earnings per share calculations.
13.	Please disclose pro forma earnings per share information reflecting the pro forma effect of the provision for income taxes. Refer to SAB Topic 1.B.2.
The requested pro forma earnings per share information has been disclosed.
14.	Revise the pro forma balance sheets to include a subtotal column to show the combined effect of all pro forma adjustments prior to the receipt and use of the offering proceeds, followed by a column giving effect to the offering and the final column giving effect to all pro forma adjustments.
The requested revisions to the pro forma balance sheet have been made.
Compensation Risk Managers, LLC and Affiliates
Interim Unaudited Combined Financial Statements
General
15.	We have read and considered your response to comment 53. Please direct us to where we can find the disclosure requirements of SAB Topic 11:M relating to the company’s unaudited combined financial statements, or revise accordingly.
In response to this request, a new subheading, entitled “Recent Accounting Pronouncements” has been added to Note 1 to the Interim Unaudited Combined Financial Statements.
Note 3 Earned Unbilled Commissions and Premiums, page F-6
16.	We note that the amounts recorded in this line item are subject to adjustment arising from periodic audit by the excess coverage carriers. Please explain to us how your revenue recognition policy relating to these amounts met the criteria for fixed or determinable sales price in SAB Topic 13 or refer us to the any other accounting literature that you relied on for this accounting.
The Company discussed its revenue recognition policy regarding earned unbilled commissions and premiums (also referred to as earned but unbilled premiums, or EBUB) with Jorge Bonilla and Yolanda Crittendon, both Accountants, of the SEC, on November 23, 2005. The Company believes that, from the discussion, it was concluded that SAB Topic 13 is not applicable to EBUB.

CRM Holdings, Ltd.
Note 1 Organization and Purpose, page F-30
17.	We have read and considered your response to comment 58. Please disclose the amount to be paid for the shares held by Reid Finance Ltd. and how you will account for the transaction.
The requested disclosure regarding the shares held by Reid Finance Ltd. has been made.
If you would like further clarification of any of the foregoing responses or have any additional comments, please call the undersigned at (212) 891-3971. The fax number of the undersigned is (212) 310-1771.
Very truly yours,
/s/ Roslyn Tom
Roslyn Tom

cc:	Daniel G. Hickey, Jr. Louis J. Viglotti, Esq. (CRM Holdings, Ltd.)